FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2003

Secureview Systems Inc

(Translation of registrant's name into English)

828 West 7th Avenue, Vancouver, B.C. Canada, V5Z 1C1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	____X___	Form 40-F	_______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Secureview Systems Inc.

(Registrant)

Date:  April 14, 2004

By:  /s/Donald Perks

        Donald Perks

Its:  President

       (Title)

Attachments: December 31, 2003 3rd Quarterly Report

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:               SCHEDULE A

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.

828 W 7th

Vancouver, B.C.

V5Z 1C1

Telephone: (604) 633-1972

Contact Person:	Don Perks
Contact’s Position:	Director
Contact Telephone Number:	(604) 633-1972
Email Address:	dlperks@hotmail.com dlperks@caipl.com
Website:	New site shortly
For Quarter Ended:	December 31, 2003
Date of Report:	December 31, 2003

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Donald (Don) Perks	“Donald Perks”
Date Signed:	December 31, 2003

Director Full Name:	Cindy Perks	“Cindy Perks”
Date Signed:	December 31, 2003

SECUREVIEW SYSTEMS INC.

CONSOLDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

COLIN DOWSON

PUBLIC ACCOUNTANT INC.

1748 2nd Avenue West

Vancouver, BC Canada

V6J 1H6

Tel: (604) 731-0611

Fax: (604) 730-4442

NOTICE TO READER

We have compiled the consolidated balance sheet of Secureview Systems Inc. as at December 31, 2003 and the statements of operations and deficit and cash flows for the nine months period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Colin Dowson

Vancouver, B.C.

December 31, 2003

Public Accountant

SECUREVIEW SYSTEMS INC.
Consolidated Balance Sheets
As at
(Unaudited - see Notice to Reader)

	December 31,	March 31,
	2003	2003
	$	$
		(Audited)

ASSETS

Current
Cash	109	312
Accounts Receivable	2,603	1,687
	2,712	1,999

Capital Assets	1,361	1,754
Goodwill	1	1
Mineral Property	1	1
	4,075	3,755

LIABILITIES

Current
Accounts Payable & Accrued Liabilities	185,480	136,352
Loans Payable (Note 6)	154,000	125,000
Due to Related Parties (Note 4)	210,577	176,193
	550,058	437,545

SHAREHOLDERS' DEFICIENCY

Share Capital	4,905,523	4,905,523
Deficit	(5,451,506)	(5,339,313)
	(545,983)	(433,790)
	4,075	3,755

Continuing operations (note 1)

See notes to the consolidated financial statements

Secureview Systems Inc.
Consolidated Statements of Operations and Deficit
(Unaudited - See Notice To Reader)

	For the Three Months Ended		For the Nine Months Ended
	December 31,		December 31,
	2,003	2,002	2,003	2,002

Interest Income	10	5	19	13

Expenses

Accounting, Audit and Legal	17,310	4,288	31,858	17,186
Amortization	131	188	394	564
Bank Charges and Interest	100	3,913	4,116	11,746
Consulting Fees	3,600	720	4,230	15,892
Investor Relations	537	361	2,212	3,293
Management Fees	-	7,500	7,500	22,500
Office and Administration	12,496	6,183	21,163	23,635
Rent	4,500	6,000	19,000	18,000
Trust and Filing Fees	2,242	1,317	8,276	5,232
Travel and Accommodation	13,187	-	13,463	-
Write-off of Interest Receivable	-	-	-	12,446
	54,102	30,470	112,211	130,494

Net Loss for the period	(54,093)	(30,465)	(112,193)	(130,481)
Deficit - Beginning of Period	(5,397,413)	(5,316,766)	(5,339,313)	(5,216,750)
Deficit - End of Period	(5,451,506)	(5,347,231)	(5,451,506)	(5,347,231)

Loss Per Share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)

See notes to the consolidated financial statements

Secureview Systems Inc.
Consolidated Statements of Cash Flows
(Unaudited - See Notice To Reader)

	For the Three Months Ended		For the Nine Months Ended
	December 31,		December 31,
	2,003	2,002	2,003	2,002
	$	$	$	$
Cash Provided by (Used for):

Operating Activities
Net Loss for the period	(54,093)	(30,465)	(112,193)	(130,481)
Adjustments for Items Not Involving Cash:
Amortization	131	188	394	564
Write-off of Interest Receivable	-	-	-	12,446
	(53,962)	(30,277)	(111,799)	(117,471)
Changes in Non-cash Working Capital Components:
Accounts Payable	18,849	8,206	49,128	50,325
Accounts Receivable	(569)	678	(916)	808
Loans Payable	29,000	-	29,000	-
Due to Related Parties	5,165	18,665	34,384	48,665
Net Cash provided by (used in) Operating Activities	(1,518)	(2,728)	(203)	(17,673)

Increase (Decrease) in Cash During the Period	(1,518)	(2,728)	(203)	(17,673)
Cash - Beginning of Period	1,626	4,254	312	19,199
Cash - End of Period	109	1,526	109	1,526

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Notes to the Consolidated Financial Statements

For the Nine Month Period Ended December 31, 2003

1.

NATURE OF OPERATIONS AND CONTINUANCE

The Company has an interest in a software development, training and consulting company, Lute Linux.com (“Lute”), which is currently inactive.  In the prior year, the Company’s business was the operation of an internet sports contest web site, Prosporspool.com, and prior to that the Company’s business focus has been the acquisition and exploration of resource properties.  The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ending March 31, 2003.  The results of the nine-month period ended December 31, 2003 are stated utilizing the same accounting policies and methods of application as those applied to the Company’s annual financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Lute and 523608 BC Ltd.

3.

SHARE CAPITAL

a)

Authorized share capital consists of 100,000,000 common shares without par value.

Number

      $

Outstanding at March 31, 2003

and December 31, 2003

13,795,642

4,905,523

b)

Summary of stock options outstanding at December 31, 2003:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Options	427,729	$0.10	Jan.21,2007

4.

RELATED PARTY TRANSACTIONS

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.  During the period, directors and companies with common directors accrued $5,165 for consulting, administrative, rent, office, shareholder relations and management services and at December 31, 2003 were owed an aggregate of $210,577 for these services.

5.

SUBSEQUENT EVENTS

Nil.

6.

LOANS PAYABLE

Loans Payable A:

The company borrowed an aggregate of $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300.00 was repaid during the year ended March 31, 2002 by the Company issuing 400,000 common shares.

Loans Payable B:

The company borrowed $10,000 from Bill Perks and Diane McCormack respectively, and $9,000 from Capital Associates. All these loans are short term with no interest, and will be converted into stock in the future.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:               SCHEDULE B

                                                       and

                                               SCHEDULE C

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.

828 W 7th

Vancouver, B.C.

V5Z 1C1

Telephone: (604) 633-1972

Contact Person:	Don Perks
Contact’s Position:	Director
Contact Telephone Number:	(604) 633-1972
Email Address:	dlperks@hotmail.com dlperks@caipl.com
Website:	New site shortly
For Quarter Ended:	December 31, 2003
Date of Report:	December 31, 2003

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Donald (Don) Perks	“Donald Perks”
Date Signed:	December 31, 2003

Director Full Name:	Cindy Perks	“Cindy Perks”
Date Signed:	December 31, 2003

SECUREVIEW SYSTEMS INC.

Quarterly Report

December 31, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of Expenses:  Refer to Schedule “A” – Consolidated Statement of Operations and Deficit.

2.

Related party transactions:  Refer to note 4 in Schedule “A”.

3.

For the current fiscal year to date:

a.

Summary of securities issued during the period ended December 31, 2003: There were no securities issued during the period.

b.

Summary of options granted during the nine month period ended December 31, 2003: There were no options granted during the period.

4.

Summary of securities as at December 31, 2003:

a.

Authorized share capital: 100,000,000 common shares without par value

b.

Issued and outstanding:   13,795,642 common shares

c.

Summary of options warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Options	427,729	$0.10	Jan.21,2007

Warrants:  Nil

      d.

Number of common shares in escrow:

12,335

Shares subject to pooling:

 Nil

5.

List of Directors and Officers:

Don Perks – Director and President

Cindy Perks – Director

      Anna Cain – Director and CFO

      Jim Chapman – Director

SECUREVIEW SYSTEMS INC.

Quarterly Report

December 31, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION & ANALYSIS

A)

Description of Business

From its inception in 1995 until 1999 the issuer traded on the former Canadian Venture Exchange (CDNX) under the name National Comstock Exploration Inc. and International Comstock Exploration Inc. and had been engaged in the business of exploration of natural resources properties. Through the purchase of Lute Linux.com the company began to focus its business on the Lute “Fedcam”, an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. The Fedcam is currently being tested by the Canadian Federal Government’s construction branch on its Osoyoos border-crossing site. The Company is currently exploring international opportunities in the exploration sector.

B)

Discussion of Operations

On September 4, 2003 Secureview Systems Inc. announced that it has signed a Letter of Intent (“the Letter”) with TNR Gold Corp. (TNR) to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in TNR´s Las Carachas Property in Argentina. The Las Carachas Property consists of 10,000 acres locates in the Andes mountain range in the northern portion of the San Juan province of Argentina. The property is an accessible (by road) project in the heart of the Maragunga Belt. Detailed sampling has identified strongly anomalous gold, silver, lead, zinc and copper values. Three distinct exploration targets have been identified: high grade polymetallic fissure veins, volcanic hosted disseminated mineralization and a porphyry copper/gold system. Further drill target definition and drilling is contemplated.

 Secureview System’s annual general meeting was held on Sept. 17, 2003. Paul Chung, Bruce Lock, and Kevin Wilmot, who were nominated in the information circular for directors of Secureview removed themselves as nominees and at the meeting, Don Perks Cindy Perks, Jim Chapman, and Anna Marie Cain were nominated, consented to act as directors and elected as directors of

Secureview. All of the other resolutions as outlined in the information circular were approved at the annual general meeting.

 Subsequent to the annual general meeting, the new board of directors of Secureview held a directors meeting on the same day whereby the directors appointed Don Perks as the President and chief executive officer of the company and Anna Marie Cain as the chief financial officer and secretary of the company. In addition, the directors appointed an audit committee comprising Cindy Perks, Jim Chapman and Anna Marie Cain.

 On September 17, 2003 the Company voted and approved that it was in the best interest of the Company to settle an outstanding loan guarantee to Arcas Corporate Management. Mr. Perks abstained from voting as he is a director of Arcas Corporate Management.

 The quarter ending December 31, 2003 saw the Company continue to pursue opportunities that would reap the benefit to its shareholders.

C)

Discussions of Financial Operations

1.

Since the Incorporation, the issuer has not received any revenues from     operations and as at December 31, 2003 the issuer has posted a net loss of 54,093; for the quarter ended December 31, 2002, the loss was 30,465.

The Company now has 13,795,642 shares issued and outstanding.

2.

Transactions with Related Parties

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the period, director and companies with common director accrued $5,165 for consulting, administrative, rent office shareholder relations and management services and at December 31, 2003, were owed an aggregate of $210,577 for these services.

3.

Investor Relations

The company has discontinued its website and will post a new website shortly to reflect recent events and business directions.

4.

Legal Proceedings

The issuer has not legal proceedings in process or pending.

5.

Transactions Requiring Regulatory Approval

The sale of the Harper Creek property.

6.

Subsequent Events

Secureview Systems has completed the sale of 100 per cent of Secureview´s interest in the Harper Creek property to Argent Resources in exchange for a 150,000 cash payment. The sale of the Harper Creek property is subject to regulatory approval.

Secureview is canceling the non-brokered private placement that is reported in Stockwatch on Aug. 29 2003, whereby Secureview intended to raise $75,000 (U.S.) through the insurance of 2.5 million units at a price of three U.S. cents per unit. Each unit was to comprise one share and one share purchase warrant. Each warrant was to entitle the holder thereof to acquire additional shares of Secureview at a price of five U.S. cents for a period of one year.

In addition, Secureview has now arranged a non-brokered private placement of two million shares of Secureview at 15 U.S. cents per share for total proceeds of $300,000 (U.S.). The proceeds of the private placement will be used for general corporate purposes.

Secureview Systems has filled a writ of summons and statement of claim of February 10, 2004, against On-Track

Computer Training seeking damages for breach of contract in relation to a promissory note dated October 10, 2002. It is alleged in the pleading that the promissory note provided that On-Track promised to pay Secureview $145,000 plus interest accruing from November 1, 2002, at a rate of 0.5 per cent per month compounded monthly on demand, but not before January 3, 2004, and that On-Track has refused or neglected to pay the outstanding amount upon demand by Secureview.

The company has continued to explore business opportunities, seeking to enhance shareholder value.